UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 6, 2023

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held Company

Corporate Taxpayer's ID (CNPJ/MF): 02.421.421/0001-11

Corporate Registry (NIRE): 333.0032463-1

NOTICE REGARDING RELATED PARTY TRANSACTION

TIM S.A. ("Company" or “TIM”) (B3: TIMS3; NYSE: TIMB), in compliance with CVM Resolution 80/22, hereby informs its shareholders, the market in general and other interested parties regarding the execution of the 2nd Amendment (“Amendment”) of the Brand Use Licensing Agreement (“Agreement” or “Agreement”) with Telecom Italia S.p.A (“Telecom Italia”), on December 31, 2023.

1.	Parties Involved: TIM S.A., Telecom Italia and TIM Institute.
2.	Relationship with the issuer: Telecom Italia is the indirect controlling shareholder of TIM S.A.
3.	Reason for the operation: Signing of the Second Amendment to the Brand Use Licensing Agreement with Telecom Italia, holder of the intellectual property rights of the "TIM" brand in Brazil. The initial Brand Use Licensing agreement between the parties was signed on May 17, 2018, and was valid until December 31, 2020. The first amendment was signed in 2020, effective until December 31, 2023. In this context, we are now carrying out the second amendment to ensure the maintenance of compliance in the relationship between companies, maintaining current commercial conditions.
4.	Object of the transaction: Execute the 2nd Amendment to the Brand Use Licensing Agreement, formally granting TIM S.A. and Instituto TIM the right to use the “TIM” brand upon payment of royalties.
5.	Main terms and conditions of the transaction:
•	Transaction Date: December 6th, 2023

•        Duration: From January 1st, 2024 to December 31st, 2026

•        Amount Involved (reais): Royalties of 0.5% (zero point five percent) of the total net revenue of each licensee involved.

•        Warranty and insurance: There are no insurances or guarantees involved, only penalties if payments are not made in a timely manner by the licensees for the benefit of the licensor on their respective due dates set out in the Agreement.

•	Termination or rescission: Telecom Italia may terminate the Agreement at any time if the obligations are not duly fulfilled by the licensees.

6.	Possible participation of shareholders or administrators of the counterparty in the decision-making process or in the negotiation of the Agreement as representatives of the Company:

The shareholders and administrators of Telecom Italia did not participate in the negotiation of the Agreement as agents of the issuer. The Company's decision-making process was conducted independently, being examined, and recommended for approval by the Statutory Audit Committee and, subsequently, examined and approved by the Company's Board of Directors. The Contract approval process strictly followed applicable Brazilian laws and the relevant provisions of the Company's Bylaws.

7.	Detailed explanation of the reasons why the issuer's management considers that the transaction was conducted independently and equitably and that the payment of compensation is appropriate:

The contractual terms were maintained without relevant changes in relation to the first amendment, during which external evaluations of the contract were also carried out.

The Company did not request proposals or competitive processes from third parties, as intellectual property rights can only be licensed by Telecom Italia.

In this context, the Company's management carried out a detailed analysis and consulted several references in evaluating the terms of the Contract, which took into account independent studies prepared by Castro Barros Advogados, as well as benchmarking carried out by the consultancy KPMG, which confirmed that the nature of the Contract and its financial terms are fair and in compliance with Brazilian laws and regulations.

The Company's Statutory Audit Committee (formed only by independent members) gave a favorable opinion, and the Board of Directors approved the transaction, which is in accordance with the Company's best interests, taking into account that its terms and conditions follow the commercial standards found in similar agreements of the same nature. The benchmarking carried out by TIM S.A., with the support of its external consultants, demonstrated that the negotiated rates belong to the lower part of the scale practiced by the market.

Rio de Janeiro, December 6th, 2023.

TIM S.A.

Alberto Mario Griselli

Chief Executive Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: December 6, 2023	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer